UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Smithfield Foods, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia
June 3, 2005

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Investments	$163,846,025	$117,928,424

Receivables
Participant contributions	520,951	249,443
Employer contributions	164,654	79,154

Total receivables	685,605	328,597

Net assets available for benefits	$164,531,630	$118,257,021

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$17,103,170
Interest and dividends	4,079,940

21,183,110

Contributions
Participant	16,210,809
Employer	4,851,786
Rollover	22,827,107

43,889,702

Total additions	65,072,812

Deductions from net assets attributed to
Benefits paid to participants	18,690,999
Administrative fees	107,204

Total deductions	18,798,203

Net change	46,274,609

Net assets available for benefits
Beginning of year	118,257,021

End of year	$164,531,630

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined, and attained age 18. The Plan excludes union employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make a profit sharing contribution at the discretion of the board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 11.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2004 forfeited nonvested accounts totaled $191,736. These accounts will be used to reduce employer contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2004	2003
Calamos Growth Fund – Class A, 203,948 and 143,738 shares, respectively	$10,805,148	$6,436,591
MFS Value Fund, 401,120 and 349,828 shares, respectively	9,281,927	7,115,502
Smithfield Foods, Inc. common stock, 860,739 and 783,007 shares, respectively	25,469,276	16,208,247
Franklin Templeton Foreign Large Value Fund, 887,927 and 762,841 shares, respectively	10,921,503	8,116,628
Barclays Global Equity Index Fund, 1,253,557 and 1,280,148 shares, respectively	13,939,557	12,878,285
Strong Advisor Large Company Core Fund, 825,066 and 812,498 shares	9,133,484	8,807,479
Strong Large Company Growth Fund, 1,012,445 and 906,916 shares, respectively	15,895,390	12,116,397
Strong Stable Value Fund, 20,748,615 units	*	20,748,615
Barclays Lifepath 2020 Fund, 481,973 shares	*	6,810,277
Wells Fargo Collective Stable Return, 598,181 units	22,132,685	*
Wells Fargo Outlook 2020 (I), 721,462 shares	9,855,171	*

*	Investment does not represent 5 percent of net assets available for benefits.

During 2004, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$9,672,458
Common stock	7,430,712

$17,103,170

4.	Related Party Transactions

The Plan invests in certain funds managed by and participant directed brokerage accounts held by Strong Investments, Inc. Strong Investments, Inc. is an affiliate of State Street Bank and Trust Company, the trustee. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2004 and 2003, the Plan held 860,739 and 783,007 shares, respectively, of Smithfield Foods, Inc. common stock.

At the end of 2004, Wells Fargo acquired Strong Investments, Inc. As a result of the acquisition, certain funds previously managed by Strong are currently managed by Wells Fargo.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 30, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Rollover Contributions

The Company acquired Farmland Foods at the end of 2003. As a result of the acquisition, employees of Farmland Foods were provided the option of transferring their 401(k) plan assets into the Plan. During 2004, approximately $20 million was transferred from the Farmland plan as rollover contributions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

* * * * *

Supplemental Schedule I

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 52-0845861 Plan 002

December 31, 2004

	Participant contributions transferred late to the plan for plan year	Total that constitute non-exempt prohibited transactions			Total fully corrected under VFC program and PTE 2002-51
Contributions for plan year		Contributions not corrected	Contributions corrected outside VFC program	Contribution pending correction in VFC program
2003	$179,580	$—	$179,580	$—	$—
2004	$81,507	$81,507	$—	$—	$—

Late contributions for 2004 were remitted by the plan sponsor in 2004 and early 2005. Lost earnings have been remitted into the plan in 2005.

See report of independent registered public accounting firm.

Supplemental

Schedule II

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861 Plan 002

December 31, 2004

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
	American Century	19,372	shares of Government Bond Fund (Inv)	$205,924
	American Funds	23,413	shares of AMCap Fund (R4)	428,461
	Calamos	203,948	shares of Calamos Growth Fund - Class A	10,805,148
	Dreyfus	16,191	shares of Dreyfus Appreciation Fund	626,442
	Franklin Templeton	887,927	shares of Franklin Templeton Foreign Fund	10,921,503
	Lord Abbett	169,647	shares of Lord Abbett Mid-Cap Value Fund	3,839,111
	MFS	401,120	shares of Value Fund	9,281,927
	Pimco	649,761	shares of Pimco Total Return Fund	6,932,948
*	Smithfield Foods, Inc.	860,739	shares of Smithfield Foods, Inc. common stock	25,469,276
*	Strong Investments, Inc.	1,012,445	shares of Large Company Growth Fund	15,895,390
*	Strong Investments, Inc.	433,394	shares of Government Securities Fund	4,654,651
*	Strong Investments, Inc.	825,066	shares of Advisor Large Company Core Fund- Class K	9,133,484
*	Strong Investments, Inc.	220,024	shares of Advisor Small Cap Value Fund	6,468,702
*	Barclays Global Investors	1,253,557	shares of Global Equity Index	13,939,557
*	Wells Fargo	598,181	units of Wells Fargo Collective Stable Return(S)	22,132,685
*	Wells Fargo	168,168	shares of Wells Fargo Outlook 2010 (I)	2,127,329
*	Wells Fargo	721,462	shares of Wells Fargo Outlook 2020 (I)	9,855,171
*	Wells Fargo	175,679	shares of Wells Fargo Outlook 2030 (I)	2,526,258
*	Wells Fargo	98,291	shares of Wells Fargo Outlook 2040 (I)	1,526,458
*	Wells Fargo	69,817	shares of Wells Fargo Outlook Today (I)	728,889
*	Wells Fargo Investments, Inc		Participant directed brokerage accounts	334,763
*	Participant loans		Maturing through June 2028, interest rate ranging from 4.25% to 11.50%, secured by participant accounts	6,011,948

				$163,846,025

MFS - Massachusetts Financial Services

*	- Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: June 28, 2005	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm